SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-19596
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                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

              For Period Ended: Fiscal Year Ended December 31, 1998
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               |_| Transition Report on Form 10-K
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-Q
               |_| Transition Report on Form N-SAR

               For the Transition Period Ended:
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

                               The Hockey Company
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                            Full Name of Registrant

                             SLM International Inc.
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                           Former Name if Applicable


              c/o Maska U.S. Inc., 139 Harvest Lane, P.O. Box 1200
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           Address of Principal Executive Office (Street and Number)

                            Williston, Vermont 05495
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |X| Yes |_| No


    | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
    | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on
|X| |     or before the 15th calendar day following the prescribed due date; or
    |     the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Hockey Company, a Delaware company (the "Company"), requests and extension with respect to the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 1998 ("Form 10-K"). The Company (i) would undertake unreasonable effort in its attempt to prepare the Form 10-K for the reasons set forth below and (ii) will file its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

      On November 19, 1998, the Company completed the acquisition of Sports Holding Corp., a Delaware corporation ("SHC"), by (i) the merger or the SLM Acquisition Corp. ("SLM Sub"), a wholly-owned subsidiary of the Company, with SHC (the "Merger"), and (ii) the acquisition of Sports Maska, Inc. ("Maska"), a wholly-owned subsidiary of the Company, of all of the issued and outstanding equity of Tropsport Acquisitions Inc. ("Tropsport"), a wholly-owned subsidiary of SHC (the "Stock Purchase"), pursuant to the Agreement and Plan of Reorganization dated October 6, 1998 among Maska, SLM Sub, SHC and the Company. As a result of the foregoing transaction, the Company and its accountants must prepare in connection with the filing of the Form 10-K consolidated financial statements for the new combined entity, which includes several foreign subsidiaries of the new entity. These foreign subsidiaries use accounting standards which must be reconciled with the GAAP method used by the Company.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Russell J. David                                     514      932-5202
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               The Hockey Company
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date March 23, 1999               By /s/ Russell J. David
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                                  Russell J. David
                                  Senior Vice President, Finance & Admin.

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)